# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mint Incorporation Limited, CIK 0001998560
CUSIP: G6146G117
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002155034

## Reporting persons
- Ka Kin Law: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 1,262,795; shared voting power 0; sole dispositive power 1,262,795; shared dispositive power 0; aggregate amount beneficially owned 1,262,795 (10% of the class)
  Comment: *This Amendment No. 3 to Schedule 13G amends the disclosures regarding Mr. Ka Kin Law set forth in the Schedule 13G initially filed with the U.S. Securities and Exchange Commission on May 28, 2025 (as amended, the "Schedule 13G"). Except as specifically amended hereby, the disclosures in the Schedule 13G regarding Mr. Ka Kin Law remain unchanged.
  
  Mr. Ka Kin Law directly holds 1,262,795 Class A ordinary shares of no par value of the Issuer ("Class A Ordinary Shares"), but ceases to hold any Class A Ordinary Shares through AL Holding Group Limited. Accordingly, Mr. Ka Kin Law has the sole voting and dispositive power over an aggregate of 1,262,795 Class A Ordinary Shares. Each of the Class A Ordinary Shares has one (1) vote per share.
  
  **The calculation is based on 12,690,742 Class A Ordinary Shares issued and outstanding as of the date hereof, as reported in the Issuer's shareholder list obtained from the Issuer's transfer agent.

## Item 1. Issuer
Name of issuer: Mint Incorporation Limited
Address of issuer's principal executive offices: 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Mr. Ka Kin Law (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of Mr. Ka Kin Law is 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong.
Citizenship: The Reporting Person is a Hong Kong citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 1,262,795 Class A Ordinary Shares as of the date hereof.
Percent of class:
Class A Ordinary Shares: 9.95%
Aggregate voting power in the Issuer: 4.73%

Each of the Class A Ordinary Shares has one (1) vote per share, while each of the Class B ordinary shares of no par value of the Issuer ("Class B Ordinary Shares") has twenty (20) votes per share. Percentage of beneficial ownership of Class A Ordinary Shares and aggregate voting power in the Issuer is calculated based on 12,690,742 Class A Ordinary Shares and 701,879 Class B Ordinary Shares issued and outstanding as of the date hereof, as reported in the Issuer's shareholder list obtained from the Issuer's transfer agent.
Sole power to vote or to direct the vote: Class A Ordinary Shares: 1,262,795 shares
Shared power to vote or to direct the vote: Class A Ordinary Shares: 0
Sole power to dispose or to direct the disposition: Class A Ordinary Shares: 1,262,795 shares
Shared power to dispose or to direct the disposition: Class A Ordinary Shares: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ka Kin Law: /s/ Ka Kin Law, Ka Kin Law (10/07/2026)